Exhibit 99.1

Aurinia Announces Results from Japanese Phase I Ethnic Bridging Study for Voclosporin

Data support continued development of voclosporin in the Japanese patient population

VICTORIA, British Columbia--(BUSINESS WIRE)--February 14, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX: AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the results of a supportive Phase I safety, pharmacokinetic (PK) and pharmacodynamic (PD) study in healthy Japanese patients which supports further development of voclosporin in this patient population.

Based on evaluations comparing the Japanese ethno-bridging data vs. previous PK and PD studies in non-Japanese patients, voclosporin demonstrated no statistically significant differences in exposure with respect to Area Under the Curve (AUC) measurements. Furthermore, the PK parameters in Japanese patients were generally consistent with previously evaluated PK parameters in non-Japanese volunteers. There were no unusual or unexpected safety signals in the study.

“We are encouraged by these results as they appear to support our hypothesis that the PK and PD of voclosporin is similar among ethnic groups,” said Lawrence Mandt, VP of Regulatory and Quality of Aurinia. “Additionally, the data support the use of the 23.7mg BID voclosporin dose in our global Phase 3 study in both Japanese and non-Japanese patients. We look forward to sharing our findings with the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”) in Q2 and confirming our path forward for regulatory submission in Japan.”

“Japan represents an important market opportunity for voclosporin to treat patients with active lupus nephritis” said Richard Glickman, CEO of Aurinia. “The results of this study will support our upcoming discussions with Japanese regulatory authorities and potential partners as we continue our efforts to bring this important therapy to patients around the globe.”

About Lupus Nephritis (LN)
Lupus nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Voclosporin
Voclosporin, an investigational drug, is a novel, best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across multiple indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States to at least late 2027 under the Hatch-Waxman Act.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's clinical and regulatory strategy, and future clinical development plans for voclosporin, including the initiation of its planned pivotal Phase 3 trial in the second quarter of 2017, analysis, assessment and conclusions of the results of clinical studies of voclosporin, including the Phase 1 study conducted in Japan. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of voclosporin clinical studies set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investor:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 917-826-2664
Christopher.hippolyte@inventivhealth.com